February 23rd, 2025

Pictet Overseas Inc. – Exemption Report

Pictet Overseas Inc. (the « Company ») is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2025 without exception.

On behalf of Pictet Overseas Inc.

We, Eric Hamid and Laurent Rust affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Eric Hamid
President and Managing Director

Laurent Rust
CFO, Executive Director